United States securities and exchange commission logo





                          July 12, 2021

       Alex Rose
       Executive Vice President, General Counsel & Secretary
       ASHFORD HOSPITALITY TRUST INC
       14185 Dallas Parkway, Suite 1200
       Dallas, Texas 75254

                                                        Re: ASHFORD HOSPITALITY
TRUST INC
                                                            Registration
Statement on Form S-11
                                                            Filed on July 2,
2021
                                                            File No. 333-257669

       Dear Mr. Rose:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Austin
Appleby at 202-551-2374 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction